For immediate release

MITTAL STEEL RESPONDS TO INQUIRIES

New York and Amsterdam, January 12, 2005 – Mittal Steel Company NV (NYSE and Euronext Amsterdam: MT) today issued the following statement in response to inquiries:

Mittal Steel Company N.V. confirms that it has entered into preliminary discussions with Hunan Valin Steel & Iron Group Co. Ltd concerning a potential business transaction relating to Hunan Valin Steel Tube & Wire Co., Ltd. of China. There can be no assurances that any transaction will result from these discussions. As a matter of corporate policy, and in order to protect the interests of its employees, customers and shareholders, Mittal Steel will make no further announcements about these discussions until developments warrant.

Notes to Editor:
Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction. For the first nine months of 2004, Mittal Steel had revenues of approximately US$16 billion and steel shipments of 32 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

For more information, please contact:
Nicola Davidson	Chuck Burgess / Gillian Angstadt
Mittal Steel Company	The Abernathy MacGregor Group
T: +44 (0)20 7543 1162	T: 212-371-5999